Exhibit 99.1

ASX, Nasdaq and Media Release

30 November 2023

Opthea to Present at the FLORetina 2023 Congress

Melbourne, Australia; 30 November 2023 – Opthea Limited (ASX:OPT; NASDAQ:OPT), a clinical stage biopharmaceutical company developing novel therapies to treat highly prevalent and progressive retinal diseases, today announced an oral presentation featuring sozinibercept (OPT-302) which will be presented at the annual FLORetina Congress being held November 30 to December 3, 2023, in Rome, Italy.

Professor Angelo Maria Minnella, MD from the Department of Ophthalmology, Catholic University Sacro Cuore-Policlinico A. Gemelli, Rome, Italy, will present on the Company’s lead program, sozinibercept combination therapy in neovascular age-related macular degeneration (nAMD) in a session highlighting innovative therapies. The annual FLORetina Congress is one of the largest retina meetings in Europe with over 2500 participants attending from over 50 countries.

The details for the podium presentation are as follows:

Presentation Title: Update on Sozinibercept: A new “trap” inhibitor of VEGF C and D for the treatment of nAMD

Presenter: Angelo Maria Minnella, MD

Session: Highlighted free papers Innovative Therapies

Date and Time: December 2, 2023, from 11:06 am

About Opthea Limited

Opthea (ASX:OPT; Nasdaq:OPT) is a biopharmaceutical company developing novel therapies to address the unmet need in the treatment of highly prevalent and progressive retinal diseases, including wet age-related macular degeneration (wet AMD) and diabetic macular edema (DME). Opthea’s lead product candidate OPT-302 is in pivotal Phase 3 clinical trials and being developed for use in combination with anti-VEGF-A monotherapies to achieve broader inhibition of the VEGF family, with the goal of improving overall efficacy and demonstrating superior vision gains over that which can be achieved by inhibiting VEGF-A alone.

Inherent risks of Investment in Biotechnology Companies

There are a number of inherent risks associated with the development of pharmaceutical products to a marketable stage. The lengthy clinical trial process is designed to assess the safety and efficacy of a drug prior to commercialization and a significant proportion of drugs fail one or both of these criteria. Other risks include uncertainty of patent protection and proprietary rights, whether patent applications and issued patents will offer adequate protection to enable product development, the obtaining of necessary drug regulatory authority approvals and difficulties caused by the rapid advancements in technology. Companies such as Opthea are dependent on the success of their research and development projects and on the ability to attract funding to support these activities. Investment in research and development projects cannot be assessed on the same fundamentals as trading and manufacturing enterprises. Therefore, investment in companies specializing in drug development must be regarded as highly speculative. Opthea strongly recommends that professional investment advice be sought prior to such investments.

Authorized for release to ASX by Mr. Jeremy Levin, Chairman

Company & Media Enquiries:	Join our email database to receive program updates:

U.S.A. & International:

Peter Lang, CFO

Opthea Limited

Tel: +1 917 445-4174

Australia:

Rudi Michelson

Monsoon Communications

Tel: +61 (0) 3 9620 3333

Media:

Hershel Berry

Blueprint Life Science Group

Tel: +1 415 505 3749

hberry@bplifescience.com

Tel: +61 (0) 3 9826 0399 Email: info@opthea.com Web: www.opthea.com